SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported):   July 11, 2001

CLEVELAND-CLIFFS INC

(Exact name of registrant as specified in its charter)

OHIO	1-8944	34-1464672
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Superior Avenue, Cleveland, Ohio	44114
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (216-694-5700)

(Former name or former address, if changed since last report)

ITEM 9. **Regulation FD Disclosure.**

Cleveland-Cliffs Inc published a News Release on July 11, 2001 as follows:

CLIFFS ANTICIPATES FURTHER CURTAILMENT OF PRODUCTION AT NORTHSHORE MINE IN FOURTH QUARTER

CLEVELAND, OHIO (July 11, 2001) – Cleveland-Cliffs Inc (NYSE:CLF) announced today that the continuing weak demand for iron ore pellets by North American steelmakers will likely necessitate a further curtailment of iron ore pellet production at its wholly-owned Northshore Mine in the fourth quarter. Previous to this announcement, the mine had been scheduled to produce 3.6 million tons this year. It now appears that about 500,000 additional tons will have to be taken out of the 2001 production schedule.

John S. Brinzo, Cliffs' Chairman and Chief Executive Officer, said, "The production curtailment under consideration reflects a deterioration in our sales outlook and reiterates our plan to significantly reduce inventories and improve cash flow. We continue to have considerable uncertainty regarding the pellet requirements of certain customers and production schedules at all of our mines for the remainder of 2001 are subject to change."

Cleveland-Cliffs is the largest supplier of iron ore products to the North American steel industry and is developing a ferrous metallics business. Subsidiaries of the Company manage and hold equity interests in five iron ore mines in Michigan, Minnesota and Eastern Canada. Cliffs has a major iron ore reserve position in the United States and is a substantial iron ore merchant. References in this news release to "Cliffs" and "Company" include subsidiaries and affiliates as appropriate in the context.

This news release contains predictive statements that are intended to be made as "forward-looking" within the safe harbor protections of the Private Securities Litigation Reform Act of 1995. Although the Company believes that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties.

Actual results may differ materially from such statements for a variety of factors, such as displacement of iron production by North American integrated steel producers due to electric furnace production or imports of semi-finished steel or pig iron; changes in the financial condition of the Company's partners and/or customers; rejection of major contracts and/or venture agreements by customers and/or participants under provisions of the U.S. bankruptcy Code or similar statutes in other countries; changes in imports of steel, iron ore, or ferrous metallics products; domestic or international economic and political conditions; major equipment failure; availability and magnitude and duration of repair, and availability and cost of key components of production (e.g., labor, electric power, fuel, water).

Reference is made to the detailed explanation of the many factors and risks that may cause such predictive statements to turn out differently, as set forth in the Company's Annual Report for 2000 and Reports on Form 10-K and 10-Q and previous news releases filed with the Securities and Exchange Commission, which are available on Cliffs' web site. The information contained in this document speaks as of the date of this news release and may be superceded by subsequent events.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CLEVELAND-CLIFFS INC

By: /s/ C. B. Bezik
       Name: C. B. Bezik
       Title: Senior Vice President –Finance

Dated: July 12, 2001

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